

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

January 20, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464

      RE: Form 10-K for the year ended May 30, 2009
              Form 10-Q for the period ended August 29, 2009
                 File No. 1-15141

Dear Mr. Bylsma:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings related to legal matters, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or Dieter King, Staff Attorney, at (202) 551-3338. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                             Sincerely,

                             Rufus Decker
                             Accounting Branch Chief